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18000943

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FEB 26 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41551

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ELISH & ELISH, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 PENNSYLVANIA AVE
(No. and Street)

MCDONOUGH (City) GA (State) 30253 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARRY W YAGER 770-450-6961
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Pkwy SE STE 1100 (Address) Atlanta (City) Georgia (State) 30339 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, LARRY W. YAGER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ELISH & ELISH, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

J. KEVIN JOKELA
NOTARY PUBLIC
EXP 11/12/19
HENRY COUNTY, GA

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elish & Elish, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended December 31, 2017

Contents
As of and for the Year Ended December 31, 2017

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Elish & Elish, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Elish & Elish, Inc. (the "Company") as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as the company's auditor since 2017.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis of our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the

information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 22, 2018
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	7,123
Clearing deposit		25,000
Commissions receivable		8,528
Other assets		2,872
TOTAL ASSETS	$	43,523

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Due to clearing broker		3,530
Accounts payable and accrued expenses		21,864
TOTAL LIABILITIES		25,394
Stockholders' Equity		
Common stock - Par value $1 authorized and issued outstanding		25,000
Additional paid-in-capital		104,228
Retained earnings (deficit)		(111,099)
STOCKHOLDERS' EQUITY		18,129
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	43,523

See accompanying notes to financial statements

Statement of Operations
Year Ended December 31, 2017

REVENUE:	
Commission income	$ 134,842
Mutual fund fees	117,299
Other income	1,585
Total revenue	253,726
OPERATING EXPENSES:	
Compensation and benefits	159,895
Professional fees	25,479
Clearance fees	35,115
Regulatory fees	11,294
Occupancy	5,984
Technology and communications	549
Other	8,692
Total expenses	247,008
NET INCOME	$ 6,718

See accompanying notes to financial statements

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2017

	Common Stock	Additional Paid in Capital	Retained Earnings	Stockholders' Equity
Balance at December 31, 2016	$ 25,000	$ 95,228	$ (104,155)	$ 16,073
Net Income			6,718	6,718
Contributions from stockholder		9,000		9,000
Distributions to stockholder			(13,662)	(13,662)
Balance at December 31, 2017	$ 25,000	$ 104,228	$ (111,099)	$ 18,129

See accompanying notes to financial statements

Statement of Cash Flows
Year Ended December 31, 2017

OPERATING ACTIVITIES:	
Net Income	$ 6,718
Adjustments to reconcile net income to net cash provided by operating activities	
Changes in operating assets and liabilities	
Increase in commissions receivable	(4,053)
Increase in other assets	(2,618)
Decrease in due from clearing firm	7,184
Increase in accounts payable and accrued expenses	2,856
Net cash provided by operating activities	10,087
FINANCING ACTIVITIES:	
Contributions from stockholder	9,000
Distributions to stockholder	(13,662)
Net cash used by financing activities	(4,662)
NET INCREASE IN CASH	5,425
CASH AT BEGINNING OF YEAR	1,698
CASH AT END OF YEAR	$ 7,123

See accompanying notes to financial statements

Notes to Financial Statements
December 31, 2017

1. Organization and Nature of Business

Elish & Elish, Inc. (the "Company") was organized on May 22, 1989 and incorporated under the laws of Pennsylvania. The Company is a full service brokerage and investment management firm and was headquartered in Canonsburg, Pennsylvania for the majority of the 2017 calendar year. The Company is registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation (SIPC).

In 2017 the Company was approved by FINRA for 100% change in ownership. The Company was relocated to McDonough, Georgia upon completion of the sale. The Company remains a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA.

2. Summary of Significant Accounting Policies

Basis of Accounting
The summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are stated at the amount management expects to collect from outstanding balances. The Company accounts for bad debts using the allowance method. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year end will be immaterial.

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition
The Company recognizes revenue generally when it is earned and realized or realizable, and collection is reasonably assured. The Company records commissions earned from securities transactions on a trade date basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Notes to Financial Statements
December 31, 2017

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions. The balances, at times, may exceed federally insured limits. As of December 31, 2017, balances did not exceed the insured limit.

Payable to Clearing Broker and Clearance Agreement
The Company is associated with COR Clearing (Clearing Broker), on a fully disclosed basis in connection with the execution and clearance of the securities transactions effected by the Company. In accordance with the Clearing Agreement, the Company is required to provide a clearing deposit with the clearing broker. The deposit is refundable, if, and when, the Company ceases doing business with the clearing broker. The payable to the clearing broker at December 31, 2017 arises from this arrangement.

Income Taxes
The Company, with the consent of its shareholder, has elected under the internal revenue code to be an S Corporation effective May 22, 1989. In lieu of corporation income taxes, the shareholder of an S Corporation is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes bas been included in the financial statements for the year ended December 31, 2017.

ASC Topic 740-10, Accounting for uncertainty in income taxes, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company beleives that it has no uncertain tax positions at December 31, 2017.

Management believes that all of the positions taken on its federal and state income tax returns would more likely that not be a sustained upon examination.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (FASB) issued a new accounting pronouncement regarding revenue recognition. Management does not expect the new standard to have a significant impact to its financial position, results of operations and related disclosures.

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financials statements and related disclosures.

3. Contingencies and Concentrations of Credit Risk

Pursuant to a clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customer's money balances and long and short securities positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearing broker agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company, and the clearing broker, monitor collateral on the securities transactions introduced by the Company.

The Company is subject to litigation in the normal course of business. The Company has no litigation is progress at December 31, 2017.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At December 31, 2017, the Company had net capital of $12,729 which was $7,729 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 199.5%.

6. Subsequent Event

The Company has evaluated subsequent events through the date that the financial statements were issued.

Elish & Elish, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission Act of 1934
As of December 31, 2017

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$	18,129
DEDUCTIONS AND/OR CHARGES:		
Commissions receivable		(2,528)
Other assets		(2,872)
NET CAPITAL	$	12,729
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	7,729
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	10,190
AGGREGATE INDEBTEDNESS:		
Account Payable and Accrued Expenses	$	25,394
Percentage of aggregate indebtedness to net capital		199.50%

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Part II of Form X-17A-5 as of December 31, 2017.

See accompanying notes to financial statements

SCHEDULE II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii).

SCHEDULE III - Information for Possession or Control Requirements Under Rule 15c3-3 (EXEMPTION)

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(ii). The company did not maintain possession or control of any customer funds or securities at December 31, 2017.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Elish & Elish, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Elish & Elish, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Elish & Elish, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Elish & Elish, Inc. stated that Elish & Elish, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Elish & Elish, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Elish & Elish, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 22, 2018
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

Elish & Elish, Inc.
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Elish & Elish, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii) for the year ended December 31, 2017.

(2) The Company met the identified exemption provisions in Paragraph (k)(2)(ii) of Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2017 without exception.

I, Larry Yager _______, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

____________________ Date: 2/23/2018

Title: President

J KEVIN JOKELA
NOTARY
PUBLIC
EXP 11/12/18
HENRY COUNTY, GA